EXHIBIT 99.3
BRIGUS GOLD CORP.

FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
OF BRIGUS GOLD CORP.
TO BE HELD ON

MAY 27, 2011

VOUR VOTE IS IMPORTANT

BRIGUS GOLD CORP.
PROXY

The undersigned shareholder of Brigus Gold Corp. (the “Corporation”) hereby appoints Wade K. Dawe, Chairman, Chief Executive Officer and President of the Corporation, or failing him, Brian MacEachen, Executive Vice President of the Corporation, or instead of either of the foregoing _________________________________________ as the nominee of the undersigned, with full power of substitution, to attend and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held at 11:00 a.m. (Halifax time) on May 27, 2011 at the Delta Barrington Hotel, Thomas B. Room, 1875 Barrington Street, Halifax, Nova Scotia B3J 3L6 Canada, and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment or adjournments thereof and, without limiting the generality of the power hereby conferred, with respect to all shares registered in the name of the undersigned, the nominees named above are specifically directed to vote or withhold from voting as indicated on the reverse side hereof.

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE CORPORATION. WITHOUT LIMITING THE GENERAL AUTHORIZATION AND POWER HEREBY GIVEN, ALL THE SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED ARE TO BE VOTED AS INDICATED ON THE REVERSE AND MAY BE VOTED IN THE DISCRETION OF THE NOMINEE WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF THE MEETING, AND/OR IN RESPECT OF ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING AND IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE. IF NO CHOICE IS SPECIFIED THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO ABOVE.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED.

(SEE REVERSE SIDE)

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

   ☐  TO VOTE FOR ALL PROPOSALS - To vote for ALL proposals as recommended by the board of directors, please mark this box, sign and date this proxy below and return this proxy by facsimile to 416-368-2502 or 866-781-3111 (North American Toll Free) or in the accompanying addressed envelope.

PROPOSAL 1 - Re-appointment of Deloitte & Touch LLP as the Corporation's independent registered chartered accountants and authorizing the directors of the Corporation to fix their remuneration.	FOR ☐	WITHHOLD ☐

PROPOSAL 2 – Election of seven directors named in the accompanying information circular dated April 15, 2011 (the "Circular")	FOR ALL ☐	WITHHOLD VOTE FOR ALL ☐	FOR ALL EXCEPT

(01) Wade K. Dawe			☐
(02) Harry Burgess			☐
(03) Derrick Gill			☐
(04) Michael Gross			☐
(05) Marvin K. Kaiser			☐
(06) David W. Peat			☐
(07) Charles E. Stott			☐

PROPOSAL 3 – Approval of an ordinary resolution, the full text of which is included in the accompanying Circular, approving the amended stock option plan of the Corporation.	FOR ☐	AGAINST ☐

PROPOSAL 4 – Approval of a special resolution, the full text of which is included in the accompanying Circular, approving continuance of the Corporation under the Canada Business Corporations Act and adoption of the new bylaw No.1
	FOR ☐	AGAINST ☐

Name of Shareholder (please print)

Per:

Signature of Shareholder

Date

Notes:

(1) This proxy must be signed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.
(2) If this proxy is not dated in the space provided, it shall be deemed to bear the date on which the form of proxy is mailed by management.

PLEASE SIGN AND RETURN THIS PROXY BY FACSIMILE TO 416-368-2502 or 866-781-3111 (NORTH AMERICAN TOLL FREE) OR IN THE ACCOMPANYING ADDRESSED ENVELOPE AS SOON AS POSSIBLE.

PLEASE CHECK THIS BOX IF YOU INTEND TO BE PRESENT AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS. ☐

PROXIES SUBMITTED MUST BE RECEIVED BY 5:00 P.M. (TORONTO TIME) ON MAY 25, 2011.